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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                            -------------------

                                  FORM 15

          CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
       UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                       Commission File Number 1-4346

                     SALOMON SMITH BARNEY HOLDINGS INC.
           (Exact name of registrant as specified in its charter)

                            388 Greenwich Street
                          New York, New York 10013
                               (212) 816-6000
(Address, including zip code, and telephone number, including area code, of
                 Registrant's principal executive offices)

                  Common Stock, par value $1.00 per share
                      Preferred Stock Purchase Rights
    Depositary Shares, Each Representing a One-Twentieth Interest in a
            Share of 8.08% Cumulative Preferred Stock, Series D
                8.08% Cumulative Preferred Stock, Series D*
    Depositary Shares, Each Representing a One-Twentieth Interest in a
            Share of 8.40% Cumulative Preferred Stock, Series E
                8.40% Cumulative Preferred Stock, Series E*
    Depositary Shares, Each Representing a One-Twentieth Interest in a
            Share of 9.50% Cumulative Preferred Stock, Series F
                9.50% Cumulative Preferred Stock, Series F*
          (Title of each class of securities covered by this Form)

          6-1/4% Exchangeable Notes Due February 1, 2001 (Subject
              to Exchange into Common Shares, Par Value $1.00
                    Per Share, of Cincinnati Bell Inc.)
              Nikkei 225 Index Securities Due August 20, 2002
                       6-5/8% Notes due June 1, 2000
 Resettable Exchangeable Standard & Poor's 500 Index Notes (SPINs) Due 2001
             Senior Floating Interest Notes (FINs(sm)) Due 2003
        Smith Barney S&P 500 Equity Linked Notes due August 13, 2001
        Smith Barney S&P 500 Equity Linked Notes due March 11, 2002
        Smith Barney S&P 500 Equity Linked Notes due October 3, 2003
   9-1/2% Trust Preferred Stock(sm) (TruPS(sm)) Units (and the Guarantee
                           with respect thereto)
  U.S. Dollar Increase Warrants on the Japanese Yen Expiring June 25, 1998 (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)   [X]      Rule 12h-3(b)(1)(i)   [X]
         Rule 12g-4(a)(1)(ii)  [ ]      Rule 12h-3(b)(1)(ii)  [ ]
         Rule 12g-4(a)(2)(i)   [ ]      Rule 12h-3(b)(2)(i)   [ ]
         Rule 12g-4(a)(2)(ii)  [ ]      Rule 12h-3(b)(2)(ii)  [ ]
                                        Rule 15d-6            [ ]

         Approximate number of holders of record   One holder of the Common
         as of the certification or notice date:   Stock and no holders of
                                                   each of the other
                                                   classes of securities
                                                   covered by this Form

* Application made for listing, not for trading, in connection with the registration of the applicable series of Depositary Shares.

         Effective as of November 28, 1997, pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of September 24, 1997, among Travelers Group Inc. ("Travelers"), Diamonds Acquisition Corp. ("Diamonds") and the Registrant, Diamonds, a wholly owned subsidiary of Travelers, merged (the "Merger") with and into the Registrant. In connection with the Merger, pursuant to the Merger Agreement, (i) each share of the Registrant's Common Stock, par value $1.00 per share, together with each associated Preferred Stock Purchase Right, was converted into the right to receive 1.695 shares of the common stock of Travelers, par value $.01 per share, (ii) each share of the Registrant's 8.08% Cumulative Preferred Stock, Series D ("Salomon Series D"), 8.40% Cumulative Preferred Stock, Series E ("Salomon Series E"), and 9.50% Cumulative Preferred Stock, Series F, was converted into the right to receive one share of Travelers' 8.08% Cumulative Preferred Stock, Series J ("Travelers Series J"), 8.40% Cumulative Preferred Stock, Series K ("Travelers Series K"), and 9.50% Cumulative Preferred Stock, Series L, respectively, and (iii) each Depositary Share representing a one-twentieth interest in a share of Salomon Series D or Salomon Series E, was converted into the right to receive one Depositary Share representing a one-twentieth interest in a share of Travelers Series J or Travelers Series K, respectively. As a result of the Merger, as of the date hereof, Travelers is the only holder of record of the Registrant's Common Stock, and there are no holders of record of any of the other classes of securities covered by this Form.


         Pursuant to the requirements of the Securities Exchange Act of 1934, Salomon Smith Barney Holdings Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


                                   SALOMON SMITH BARNEY HOLDINGS INC.


Date:  December 10, 1997          by /s/ Thomas W. Jasper
                                      ---------------------
                                   Name:  Thomas W. Jasper
                                   Title: Treasurer